[INVESCO Letterhead]

February 5, 2010

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:  Delaying Amendment for AIM Variable Insurance Funds Registration Statement on Form N-14 (File No. 333-164272)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of AIM Variable Insurance Funds (the “Registrant”) we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-164272) relating to the reorganization of the series named therein.  The Registration Statement was filed with the Securities and Exchange Commission on January 8, 2010, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Houston and the State of Texas on the 5th day of February, 2010.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Melanie Ringold, at 713.214.5770.

Very Truly Yours,

/s/ Philip A. Taylor
Philip A. Taylor
President
AIM Variable Insurance Funds